K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

March 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calamos Dynamic Convertible and Income Fund

Registration Statement on Form N-2 (333-[            ]; 811-22949)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Calamos Dynamic Convertible and Income Fund (the “Fund”) is a registration statement on Form N-2 relating to Fund’s initial issuance of common shares of beneficial interest, no par value per share (the “Registration Statement”). The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Fund is a newly-organized, closed-end management investment company and the Registration Statement is being filed for the purpose of registering common shares of beneficial interest of the Fund. The registration fee for purposes of the initial filing of $3.41 has been wired through the FEDWIRE system to the Securities and Exchange Commission’s (“SEC”) account. The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

The Fund’s investment objective is to provide total return through a combination of capital appreciation and current income. The Fund will pursue its investment objectives by primarily investing in a portfolio of convertible securities (including synthetic convertibles) and debt and equity income producing securities, as well as other strategies that generate current income and dividends, including but not limited to common and preferred stocks, investment grade and below investment grade (high-yield or “junk”) bonds, loans, equity-linked notes, and floating rate securities (referred to as “income producing securities”). Under normal market conditions, and after the initial investment period of up to approximately three months following completion of this offering, the Fund will invest at least at least 80% of its managed assets in convertible securities and income producing securities, with at least 50% of the Fund’s managed assets invested in convertible securities (including synthetic convertible securities). The Fund may invest in securities of foreign issuers, and may invest up to 20% of its managed assets in securities issued by foreign issuers in emerging markets. The Fund may invest up to 15% of its

Securities and Exchange Commission

assets in illiquid securities. The Fund may also write options on some or all of the securities in its portfolio and on broad-based securities indices of certain exchange-traded funds (“ETFs”) that trade like common stocks but seek to replicate certain market indices. “Managed assets” means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage).

At present, the Fund has not selected an underwriter. Although the appropriate “red herring” legends are included on the cover pages of the prospectus and statement of additional information, no preliminary solicitations will be made until the prospectus and statement of additional information are amended by pre-effective amendment to include such information . It is expected that the Fund will file one or more pre-effective amendments responding to any comments, registering additional shares, and disclosing the selection of an underwriter by the Fund.

Please do not hesitate to call me at (202) 778-9220 if you have any questions relating to this filing.

Sincerely,

/s/ Eric S. Purple